

Mail Stop 7010

November 20, 2008

Mr. Charles G. Masters
President, CEO & Acting CFO
Deer Valley Corporation
4218 W. Linebaugh Ave.
Tampa, FL 33624

> **RE:** **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **File No. 0-5388**

Dear Mr. Masters:

We have reviewed your response to our comment letter dated September 25, 2008 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions should be included in your future filings.

2. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated September 25, 2008. It appears that these acknowledgements were not provided with your response letter dated November 3, 2008. Please provide the requested acknowledgements in writing from management with your next response letter.

Note 10 – Income Taxes

3. We note your response to comment 8 from our letter dated September 25, 2008. Please tell us and revise future filings to clarify whether the expiration of net operating losses and credits had any impact upon the amount of deferred tax assets you recognized at December 31, 2007.

Item 8A – Controls and Procedures, page 18

4. We have reviewed your response to comment 9 from our letter dated September 25, 2008. Please amend your Form 10-KSB for the year ended December 31, 2007 to provide your revised disclosures about material weaknesses that you identified as of December 31, 2007 and how you plan to remediate these weaknesses. See Item 308T of Regulation S-B.

5. As a related matter, our prior comment 9 requested that you consider whether management's failure to provide a complete report on internal control over financial reporting impacted your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007. Since your response letter dated November 3, 2008 did not include any proposed changes to your disclosure control and procedures disclosures, it appears that management continues to believe that your disclosure controls and procedures were effective as of December 31, 2007. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In light of these facts, please explain how you concluded that disclosure controls and procedures were effective. Alternatively, please show us how you will amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Condensed Consolidated Financial Statements

Note 6 – Commitments and Contingencies, page F-10

6. It is unclear from your disclosures whether your put liability is the only financial asset and/or liability that you measured at fair value as of September 30, 2008 in accordance with SFAS 157. Please show us how you will revise your future filings to provide all the disclosures described in paragraphs 32-35 of SFAS 157 and in Appendix A to SFAS 157.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief